SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
APRIL 29, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

ANGLOGOLD ASHANTI LIMITED
(formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485
Results of annual general meeting
Shareholders are advised that at the annual general meeting of shareholders of AngloGold
Ashanti held on Friday, 29 April 2005, all ordinary and special resolutions, as specified in the notice of the meeting dated 30 March 2005, were passed by the requisite majority of shareholders.
The Special Resolution will be lodged with the Registrar of Companies for registration.
As indicated in the directors’ report forming part of the 2004 annual financial statements,
Mr D L Hodgson has retired from the board. Mr R Carvalho Silva and Mr N F Nicolau have been appointed executive directors with effect from 1 May 2005.
Johannesburg
29 April 2005
LOGO
JSE Sponsor
UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date APRIL 29, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary